UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Harvest Capital Credit Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

41753F 109

(CUSIP Number)

December 31, 2013; December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41753F 109	SCHEDULE 13G	Page 1 of 6

1.	NAMES OF REPORTING PERSONS Joseph A. Jolson I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 336,587
	6.	SHARED VOTING POWER 35,768
	7.	SOLE DISPOSITIVE POWER 336,587
	8.	SHARED DISPOSITIVE POWER 35,768
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,355
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 41753F 109	SCHEDULE 13G	Page 2 of 6

Item 1(a).	Name of Issuer:

Harvest Capital Credit Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

767 Third Avenue, 25th Floor New York, NY

Item 2(b).	Name of Person Filing:

Joseph A. Jolson

Item 2(b).	Address of Principal Business Office:

600 Montgomery Street, Suite 1100 San Francisco, CA 94111

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

41753F 109

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 41753F 109	SCHEDULE 13G	Page 3 of 6

Item 4.	Ownership

As of May 7, 2015:

a.	Amount beneficially owned: 372,355 shares (a)

b.	Percent of class: 6.0%

c.	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the vote: 336,587 shares (a)
	(ii)	Shared power to vote or to direct the vote: 35,768 shares (a)
	(iii)	Sole power to dispose or to direct the disposition of: 336,587 shares (a)
	(iv)	Shared power to dispose or to direct the disposition of: 35,768 shares (a)

Item 5.	Ownership of Five Percent or Less of Class

Not applicable.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Notes:

(a)

The total number of shares reported includes 326,587 shares owned by the Joseph A. Jolson 1991 Trust, of which Mr. Jolson is the trustee; 35,768 shares owned by The Jolson Family Foundation, of which foundation Mr. Jolson is President and Treasurer and over which shares Mr. Jolson has voting and investment power, but no pecuniary interest; and 10,000 shares owned by Mr. Jolson's daughter and over which shares Mr. Jolson has voting and investment power, but no pecuniary interest.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 11, 2015

By:	/s/ Joseph A. Jolson
Name: Joseph A. Jolson